Aspen Exploration Corporation
2050 S. Oneida St., Suite 208
Denver, CO 80224-2426

March 12, 2007

Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549
Attn:  Jill Davis, Esq., Branch Chief
           Mail Stop 7010

   Re: Aspen Exploration Corporation
          Form 8-K

Ladies and Gentlemen:

This letter is being submitted with the amendment to the above-referenced current report on Form 8-K being filed with the SEC by Aspen Exploration Corporation. Please be advised that Aspen acknowledges:

1.	That the Company is responsible for the adequacy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please let us know if you have any further questions or comments.

Sincerely yours,

/s/    Robert A. Cohan
President and Chief Executive Officer